VEON Average and closing rates of functional currencies to USD Index sheet Average rates Closing rates Consolidated VEON 4Q18 4Q17 YoY 4Q18 4Q17 YoY Consolidated VEON Russian Ruble RUB 66.48 58.41 13.8% 69.47 57.60 20.6% Customers Euro EUR 0.88 0.85 3.2% 0.87 0.83 4.7% Russia Algerian Dinar DZD 118.63 114.77 3.4% 118.21 114.76 3.0% Pakistan Pakistan Rupee PKR 134.20 106.42 26.1% 139.80 110.70 26.3% Algeria Bangladeshi Taka BDT 84.06 82.32 2.1% 83.60 82.69 1.1% Bangladesh Ukrainian Hryvnia UAH 27.95 26.96 3.7% 27.69 28.07 -1.4% Ukraine Kazakh Tenge KZT 370.13 334.40 10.7% 384.20 332.33 15.6% Uzbekistan Uzbekistan Som UZS 8,260.17 8,079.91 2.2% 8,339.55 8,120.07 2.7% Armenian Dram AMD 485.30 483.10 0.5% 483.75 484.10 -0.1% Kyrgyz Som KGS 69.65 69.22 0.6% 69.85 68.84 1.5% Georgian Lari GEL 2.68 2.59 3.2% 2.68 2.59 3.3%

VEON index page (in USD millions, unless stated otherwise, unaudited) 1Q16 (pro- 2Q16 (pro- FY16 Consolidated* 1Q15 2Q15 3Q15 4Q15 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 FY15 FY17 FY18 forma Warid) forma Warid) Pro-forma Warid Total operating revenue 2,312 2,570 2,442 2,296 2,096 2,228 2,362 2,354 2,281 2,417 2,456 2,320 2,250 2,270 2,317 2,249 9,606 9,040 9,474 9,086 Service revenue 2,260 2,515 2,364 2,188 2,022 2,158 2,276 2,244 2,202 2,331 2,358 2,214 2,156 2,135 2,151 2,083 9,313 8,700 9,105 8,526 EBITDA 938 1,069 58 811 778 811 896 783 861 931 1,042 753 854 857 848 714 2,875 3,268 3,587 3,273 EBITDA margin (%) 40.6% 41.6% 41.7% 35.3% 37.1% 36.4% 37.9% 33.3% 37.8% 38.5% 42.4% 32.4% 38.0% 37.7% 36.6% 31.8% 29.9% 36.1% 37.9% 36.0% EBIT 308 530 (480) 166 297 269 406 91 345 389 544 188 354 383 (391) 208 524 1,063 1,467 554 Profit/(Loss) before tax (8) 329 (834) (82) 137 82 186 (89) 220 (107) 367 (152) 160 162 (626) 57 (595) 316 328 (248) Net income/(loss) 184 108 (1,005) 58 169 122 445 1,557 (4) (278) 115 (337) (112) (142) 855 (19) (655) 2,294 (506) 582 Capital expenditures (CAPEX) 263 590 459 709 203 348 422 770 268 643 406 473 754 492 319 369 2,033 1,741 1,791 1,934 CAPEX excluding licenses 210 462 448 649 158 329 382 754 264 332 398 466 355 402 311 347 1,801 1,623 1,459 1,415 CAPEX excluding licenses / revenue 9.1% 18.0% 18.3% 28.3% 7.5% 13.8% 16.2% 32.0% 11.6% 13.7% 16.2% 20.1% 15.8% 17.7% 13.4% 15.4% 18.7% 17.7% 15.4% 15.6% *Notes: The financial results for Q1 2016 and Q2 2016 are presented on a pro-forma basis assuming that the results of Warid have been consolidated (including intercompany eliminations) within VEON’s results with effect from 1 January 2016, in order to assist with the year on year comparisons. As a result of the termination of the agreement to sell its Pakistan tower business, the Company amended prior periods presented in the interim consolidated financial statements to retrospectively recognize the depreciation charge of USD 25 million that would have been recognized, had the disposal group not been classified as held for sale.

VEON index page (in millions) Mobile customers 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 FY15 FY16 FY17 FY18 Russia 55.7 57.2 59.0 59.8 57.7 57.5 58.4 58.3 57.0 58.3 58.8 58.2 56.3 56.4 56.2 55.3 59.8 58.3 58.2 55.3 Algeria 17.1 17.1 17.0 17.0 16.7 16.3 15.9 16.3 16.1 15.5 15.2 15.0 15.3 15.5 15.6 15.8 17.0 16.3 15.0 15.8 Pakistan 38.2 33.4 35.2 36.2 48.3 59.6 51.0 51.6 52.5 52.5 53.1 53.6 55.1 55.5 56.1 56.2 36.2 51.6 53.6 56.2 Bangladesh 31.8 32.0 32.3 32.3 31.6 31.1 29.0 30.4 30.5 30.7 31.4 31.3 32.2 32.0 32.3 32.3 32.3 30.4 31.3 32.3 Ukraine 26.1 26.1 25.7 25.4 25.3 25.4 26.3 26.1 26.0 26.1 26.4 26.5 26.5 26.5 26.6 26.4 25.4 26.1 26.5 26.4 Uzbekistan 10.4 10.3 10.2 9.9 9.5 9.3 9.6 9.5 9.5 9.6 9.5 9.7 9.6 9.3 9.1 9.1 9.9 9.5 9.7 9.1 Other 15.6 15.8 15.9 15.5 15.0 15.1 15.5 15.1 15.2 15.7 16.0 16.2 15.8 14.9 14.8 14.8 6.0 15.1 16.2 14.8 Total 194.9 191.8 195.3 196.1 204.1 214.4 205.6 207.2 206.8 208.4 210.6 210.5 210.8 210.0 210.7 209.9 186.6 207.2 210.5 209.9 Fixed line customers 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 FY15 FY16 FY17 FY18 Russia 2.3 2.2 2.2 2.2 2.2 2.2 2.1 2.2 2.2 2.2 2.2 2.2 2.3 2.3 2.3 2.4 2.2 2.2 2.2 2.4 Algeria - - - - - - - - - - - - - - - - - - - - Pakistan - - - - - - - - - - - - - - - - - - - - Bangladesh - - - - - - - - - - - - - - - - - - - Ukraine 0.8 0.8 0.8 0.8 0.8 0.8 0.8 0.8 0.8 0.8 0.8 0.8 0.8 0.9 0.9 0.9 0.8 0.8 0.8 0.9 Uzbekistan 0.0 0.0 0.0 0.0 - - - - - - - - - - - - - - - Other 0.4 0.4 0.4 0.4 0.4 0.4 0.4 0.4 0.4 0.4 0.5 0.4 0.5 0.5 0.5 0.5 0.4 0.1 0.3 0.5 Total 3.5 3.4 3.4 3.4 3.4 3.4 3.3 3.4 3.4 3.4 3.5 3.5 3.6 3.6 3.7 3.8 3.4 3.1 3.5 3.8

Russia index page (in USD millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 FY15 FY16 FY17 FY18 Total operating revenue 1,061 1,288 1,150 1,084 885 1,008 1,091 1,112 1,097 1,197 1,229 1,206 1,166 1,174 1,172 1,142 4,583 4,097 4,728 4,654 EBITDA 421 524 455 424 328 414 413 419 409 471 479 430 443 441 418 375 1,823 1,574 1,789 1,677 EBITDA margin (%) 39.6% 40.7% 39.6% 39.1% 37.0% 41.1% 37.9% 37.7% 37.3% 39.4% 39.0% 35.7% 38.0% 37.6% 35.7% 32.8% 39.8% 38.4% 37.8% 36.0% Capital expenditures (CAPEX) 84 216 202 403 48 115 149 350 117 141 191 237 162 220 194 194 906 662 685 771 CAPEX excluding licenses 80 212 198 343 43 109 146 345 114 138 185 230 158 215 188 180 833 643 667 742 MOBILE 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 FY15 FY16 FY17 FY18 Total operating revenues 859 1,066 961 902 733 843 914 940 932 1,023 1,058 1,040 1,010 1,029 1,038 1,008 3,789 3,430 4,054 4,085 Service Revenue (Mobile) 829 1,031 918 846 696 816 879 886 890 974 1,003 976 954 932 908 884 3,624 3,276 3,843 3,679 Data Revenue (Mobile) 164 198 177 180 160 187 208 223 236 254 259 263 266 250 240 240 719 778 1,012 996 Customers (mln) 55.7 57.2 59.0 59.8 57.7 57.5 58.4 58.3 57.0 58.3 58.8 58.2 56.3 56.4 56.2 55.3 59.8 58.3 58.2 55.3 Mobile data customers (mln) 29.7 30.8 33.3 34.3 32.6 33.7 36.2 36.6 36.4 38.1 39.1 38.4 36.7 36.6 37.3 36.8 34.3 36.6 38.4 36.8 ARPU (USD) * 4.8 6.0 5.2 4.7 3.9 4.7 5.0 5.0 5.1 5.6 5.7 5.5 5.5 5.5 5.3 5.3 n.a. n.a. n.a. n.a. MOU, min 303 320 319 319 315 337 336 335 324 337.71 325.32 322.88 307.20 323.43 315.12 317.0 n.a. n.a. n.a. n.a. Churn 3 months active base (quarterly), % 15.8% 12.8% 13.4% 13% 16% 14% 14% 15% 16% 13% 15% 15% 14% 11% 12% 14% n.a. n.a. n.a. n.a. MBOU 1,483 1,490 1,607 1,790 1,931 1,906 2,037 2,308 2,565 2,716 2,816 3,047 3,234 3,454 3,773 4,285 n.a. n.a. n.a. n.a. FIXED-LINE 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 FY15 FY16 FY17 FY18 Total operating revenue 202 222 189 182 152 165 178 172 165 173 172 165 156 145 134 134 794 667 675 569 Service revenue 201 221 188 179 151 165 177 172 164 173 172 164 156 144 133 132 789 665 673 566 Broadband revenue 53 56 43 41 43 45 43 45 46 45 44 43 45 41 37 40 193 177 177 163 Broadband customers (mln) 2.3 2.2 2.2 2.2 2.2 2.2 2.1 2.2 2.2 2.2 2.2 2.2 2.3 2.3 2.3 2.4 2.2 2.2 2.2 2.4 Broadband ARPU (USD) 7.6 8.3 6.4 6.2 6.2 6.9 6.8 6.9 6.9 6.9 6.5 5.7 6.7 6.42 6.31 5.8 n.a. n.a. n.a. n.a. FTTB revenue 51 55 42 41 43 44 43 45 45 44 43 43 44 44 43 40 189 175 175 171 FTTB customers (mln) 2.2 2.2 2.2 2.2 2.2 2.1 2.1 2.2 2.2 2.2 2.2 2.2 2.3 2.3 2.3 2.4 2.2 2.2 2.2 2.4 FTTB ARPU (USD) 7.6 8.3 6.4 6.2 6.2 6.8 6.7 6.9 6.9 6.8 6.5 6.4 6.6 6.4 6.3 5.7 n.a. n.a. n.a. n.a. (in RUB millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 FY15 FY16 FY17 FY18 Total operating revenue 65,916 67,805 72,091 71,429 65,921 66,423 70,529 70,130 64,507 68,407 72,559 70,415 66,351 72,542 76,750 75,895 277,241 273,003 275,887 291,539 EBITDA 26,130 27,536 28,466 28,012 24,410 27,269 26,710 26,401 24,070 26,925 28,239 25,108 25,204 27,243 27,376 24,894 110,145 104,790 104,342 104,717 EBITDA margin (%) 39.6% 40.6% 39.5% 39.2% 37.0% 41.1% 37.9% 37.6% 37.3% 39.4% 38.9% 35.7% 38.0% 37.6% 35.7% 32.8% 39.7% 38.4% 37.8% 35.9% Capital expenditures (CAPEX) 5,425 11,396 12,645 27,308 3,551 7,556 9,652 21,938 6,834 8,087 11,234 13,847 9,232 13,625 12,690 12,903 56,775 42,697 40,003 48,450 CAPEX excluding licenses 5,179 11,164 12,358 23,368 3,181 7,191 9,444 21,615 6,695 7,882 10,906 13,435 9,007 13,321 12,310 11,966 52,069 41,432 38,918 46,604 MOBILE 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 FY15 FY16 FY17 FY18 Total operating revenues 53,364 56,135 60,246 59,450 54,586 55,537 59,044 59,276 54,822 58,491 62,417 60,771 57,452 63,576 67,975 67,004 229,195 228,443 236,501 256,008 Service revenue 51,488 54,304 57,549 55,690 51,835 53,730 56,784 55,844 52,348 55,674 59,164 57,001 54,282 57,609 59,471 58,761 219,031 218,192 224,186 230,123 Data Revenue 10,204 10,420 11,113 11,844 11,942 12,316 13,426 14,088 13,903 14,510 15,284 15,344 15,138 15,417 15,749 15,955 43,581 51,773 59,041 62,259 Customers (mln) 55.7 57.2 59.0 59.8 57.7 57.5 58.4 58.3 57.0 58.3 58.8 58.2 56.3 56.4 56.2 55.3 59.8 58.3 58 55 Mobile data customers (mln) 29.7 30.8 33.3 34.3 32.6 33.7 36.2 36.6 36.4 38.1 39.1 38.4 36.7 36.6 37.3 36.8 34 37 38 37 ARPU (RUB) * 300 316 325 309 293 309 324 317 302 320 334 324 315 338 350 350 n.a. n.a. n.a. n.a. MOU (min) 303 320 319 319 315 337 336 335 324 338 325 323 307 323 315 317 n.a. n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 15.8% 12.8% 13.4% 13% 16% 14% 14% 15% 16% 13% 15% 15% 14% 11% 12% 14% n.a. n.a. n.a. n.a. MBOU 1,483 1,490 1,607 1,790 1,931 1,906 2,037 2,308 2,565 2,716 2,816 3,047 3,234 3,454 3,773 4,285 n.a. n.a. n.a. n.a. FIXED-LINE 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 FY15 FY16 FY17 FY18 Total operating revenue 12,553 11,670 11,845 11,978 11,335 10,886 11,485 10,854 9,685 9,916 10,142 9,644 8,899 8,966 8,775 8,891 48,046 44,560 39,386 35,530 Service revenue 12,501 11,627 11,806 11,814 11,271 10,848 11,459 10,840 9,660 9,889 10,114 9,608 8,867 8,901 8,737 8,790 47,748 44,418 39,271 35,295 Broadband revenue 3,168 3,060 2,869 2,886 3,061 2,941 2,806 2,807 2,650 2,579 2,532 2,508 2,560 2,547 2,532 2,700 11,983 11,615 10,269 10,340 Broadband customers (mln) 2.3 2.2 2.2 2.2 2.2 2.2 2.1 2.2 2.2 2.2 2.2 2.2 2.3 2.3 2.3 2.4 2.2 2.2 2.2 2.4 Broadband ARPU (RUB) 459 451 428 432 463 452 436 435 405 392 384 376 379 371 365 383 n.a. n.a. n.a. n.a. FTTB revenue 3,095 3,005 2,820 2,841 3,013 2,897 2,775 2,776 2,623 2,548 2,508 2,484 2,526 2,518 2,506 2,671 11,761 11,460 10,163 10,221 FTTB customers (mln) 2.2 2.2 2.2 2.2 2.2 2.1 2.1 2.2 2.2 2.2 2.2 2.2 2.3 2.3 2.3 2.4 2.2 2.2 2.2 2.4 FTTB ARPU (RUB) 459 451 428 432 461 450 436 433 403 390 383 375 376 371 364 380 n.a. n.a. n.a. n.a. *ARPU calculations include MFS revenues starting from Q1 2017

Pakistan index page (in USD millions, unless stated otherwise, unaudited) MOBILE 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 FY15 FY16 FY17 FY18 Total operating revenue 249 257 252 256 351 361 368 369 370 386 391 379 368 363 395 368 1,014 1,450 1,525 1,494 Service revenue 236 244 238 241 332 341 345 346 345 359 363 350 341 337 369 344 960 1,364 1,418 1,391 EBITDA 96 106 103 104 136 130 147 129 154 167 208 173 175 174 192 173 409 542 703 713 EBITDA margin (%) 38.5% 41.3% 41.0% 40.5% 38.7% 36.0% 40.0% 34.9% 41.8% 43.3% 53.3% 45.8% 47.5% 47.9% 48.5% 47.0% 40.4% 37.4% 46.1% 47.7% Capital expenditures (CAPEX) 26 79 65 68 20 57 73 96 35 360 78 63 66 57 33 43 238 246 535 199 CAPEX excluding licenses 26 79 65 68 20 57 73 96 35 65 78 63 66 57 33 43 238 246 240 199 Data Revenue 18.7 20.6 21.6 24.8 38.8 37.6 43.8 47.7 49.9 54.9 60.5 60.0 62.9 67.5 92.3 88.6 85.6 167.9 225 311 Customers (mln) 38.2 33.4 35.2 36.2 48.3 49.3 51.0 51.6 52.5 52.5 53.1 53.6 55.1 55.5 56.1 56.2 36.2 51.6 53.6 56.2 ARPU (USD) 2.0 2.2 2.2 2.2 2.4 2.3 2.3 2.3 2.2 2.3 2.3 2.2 2.1 2.0 2.2 2.0 n.a. n.a. n.a. n.a. MOU (min) * 559 658 684 689 580 566 522 540 515 520 512 515 538 543 531 551 n.a. n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 3.8% 21.6% 3.7% 5.5% 5.5% 4.3% 5.4% 6.0% 4.1% 6.1% 6.1% 6.8% 4.3% 5.3% 5.9% 5.4% n.a. n.a. n.a. n.a. MBOU 297 298 350 341 304 292 421 464 465 509 573 672 821 950 1,227 1,373 n.a. n.a. n.a. n.a. (in PKR billions, unless stated otherwise, unaudited) MOBILE 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 FY15 FY16 FY17 FY18 Total operating revenue 25.3 26.2 25.9 26.8 36.8 37.8 38.5 38.7 38.7 40.4 41.2 40.3 40.9 42.4 49 49.5 104.2 151.8 161 182 Service revenue 24.0 24.9 24.5 25.3 34.7 35.7 36.1 36.2 36.2 37.7 38.2 37.3 37.9 39.4 46 46.2 98.6 142.8 149 169 EBITDA 9.7 10.8 10.6 10.9 14.2 13.6 15.4 13.5 16.2 17.5 22.0 18.4 19.4 20.4 24 23.2 42.0 56.8 74 87 EBITDA margin (%) 38.5% 41.3% 41.0% 40.5% 38.7% 36.0% 40.0% 34.9% 41.8% 43.3% 53.3% 45.7% 47.5% 48.2% 48.5% 47.0% 40.4% 37.4% 46.1% 47.8% Capital expenditures (CAPEX) 2.6 8.1 6.7 7.2 2.1 5.9 7.6 10.1 3.6 37.7 8.2 6.6 7.3 6.7 4 5.9 24.5 25.7 56 24 CAPEX excluding licenses 2.6 8.1 6.7 7.2 2.1 5.9 7.6 10.1 3.6 6.8 8.2 6.6 7.3 6.7 4 5.9 24.5 25.7 25 24 Data Revenue 1.9 2.1 2.2 2.6 4.1 3.9 4.6 5.0 5.2 5.8 6.4 6.4 7.0 7.9 11.4 11.9 8.8 17.6 24 38 Customers (mln) 38.2 33.4 35.2 36.2 48.3 49.3 51.0 51.6 52.5 52.5 53.1 53.6 55.1 55.5 56.1 56.2 36.2 51.6 53.6 56.2 ARPU (PKR) 203 225 230 228 247 245 241 244 231 238 240.9 232.4 232.2 236.9 272.3 264.8 n.a. n.a. n.a. n.a. MOU (min) * 559 658 684 689 580 566 522 540 515 520 512 515 538 543 531 551 n.a. n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 3.8% 21.6% 3.7% 5.5% 5.5% 4.3% 5.4% 6.0% 4.1% 6.1% 6.1% 6.8% 4.3% 5.3% 5.9% 5.4% n.a. n.a. n.a. n.a. MBOU 297 298 350 341 304 292 421 464 465 509 573 672 821 950 1,227 1,373 n.a. n.a. n.a. n.a. * MOU calculation is aligned with group accounting policy

Algeria index page (in USD millions, unless stated otherwise, unaudited) MOBILE 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 FY15 FY16 FY17 FY18 Total operating revenue 323 328 325 299 279 251 264 246 232 232 238 214 203 200 207 203 1,273 1,040 915 813 Service revenue 320 326 321 292 276 248 263 244 228 228 233 210 201 198 206 195 1,259 1,031 898 801 EBITDA 169 175 178 162 158 128 135 125 114 104 115 92 91 87 93 93 684 547 426 363 EBITDA margin (%) 52.3% 53.4% 54.8% 54.3% 56.8% 51.1% 51.3% 50.9% 49.2% 45.1% 48.5% 42.9% 44.9% 43.4% 44.9% 45.7% 53.7% 52.6% 46.5% 44.7% Capital expenditures (CAPEX) 45 46 33 69 27 43 76 56 26 29 42 35 14 28 16 49 192 202 132 107 CAPEX excluding licenses 45 46 33 69 27 43 39 56 26 29 42 35 14 28 16 49 192 165 132 107 Data Revenue 8.0 11.5 13.1 13.3 16.2 15.7 19.3 21.9 25.1 29.8 29.9 28.7 43.5 50.6 47.9 46.4 45.9 73.1 113 188 Customers (mln) 17.1 17.1 17.0 17.0 16.7 16.3 15.9 16.3 16.1 15.5 15.2 15.0 15.3 15.5 15.6 15.8 17.0 16.3 15.0 15.8 ARPU (USD)* 6.1 6.3 6.1 5.7 5.4 5.0 5.4 5.0 4.7 4.8 5.0 4.6 4.4 4.3 4.4 4.1 n.a. n.a. n.a. n.a. MOU (min) 344 387 390 375 351 339 335 323 365 379 415 430 437 447 448 437 n.a. n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 11.6% 8.7% 9.6% 9.1% 9.0% 9.8% 9.4% 9.9% 9.9% 10.6% 10.4% 11.0% 10.4% 10.0% 9.9% 11.7% n.a. n.a. n.a. n.a. MBOU 208 273 255 288 295 304 345 447 573 478 515 561 1,065 1,643 1,823 2,191 n.a. n.a. n.a. n.a. (in DZD billions, unless stated otherwise, unaudited) MOBILE 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 FY15 FY16 FY17 FY18 Total operating revenue 30.0 32.2 33.4 31.9 30.0 27.4 29.0 27.2 25.5 25.3 26.2 24.5 23.1 23.1 24.4 24.1 128 114 101 95 Service revenue 29.8 32.0 33.1 31.2 29.7 27.2 28.9 26.9 25.0 24.9 25.6 24.1 23.0 22.9 24.3 23.2 126 113 100 93 EBITDA 15.7 17.2 18.3 17.3 17.1 14.0 14.9 13.9 12.5 11.4 12.7 10.5 10.4 10.0 11.0 11.0 69 60 47 42 EBITDA margin (%) 52.3% 53.4% 54.8% 54.3% 56.8% 51.1% 51.3% 50.9% 49.2% 45.1% 48.5% 42.9% 44.9% 43.4% 44.9% 45.7% 53.7% 52.6% 46.5% 44.7% Capital expenditures (CAPEX) 4.2 4.5 3.4 7.3 2.9 4.7 8.3 6.2 2.9 3.1 4.6 4.0 1.6 3.3 1.9 5.8 20 22 15 13 CAPEX excluding licenses 4.2 4.5 3.4 7.3 2.9 4.7 4.3 6.2 2.9 3.1 4.6 4.0 1.6 3.3 1.9 5.8 20 18 15 13 Data Revenue 0.7 1.1 1.4 1.4 1.7 1.7 2.1 2.4 2.8 3.2 3.3 3.3 5.0 5.9 5.7 5.5 4.6 8.0 13 22 Customers (mln) 17.1 17.1 17.0 17.0 16.7 16.3 15.9 16.3 16.1 15.5 15.2 15.0 15.3 15.5 15.6 15.8 17.0 16.3 15.0 15.8 ARPU (DZD)* 569 617 620 612 586 546 593 555 513 522 553.4 528.3 503.7 495.5 518.1 489.0 n.a. n.a. n.a. n.a. MOU (min) 344 387 390 375 351 339 335 323 365 379 414.9 430 437 447 448 437 n.a. n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 11.6% 8.7% 9.6% 9.1% 9% 10% 9% 10% 10% 11% 10.4% 11.0% 10.4% 10.0% 9.9% 11.7% n.a. n.a. n.a. n.a. MBOU 208 273 255 288 295 304 345 447 573 478 514.7 561 1,065 1,643 1,823 2,191 n.a. n.a. n.a. n.a. *ARPU calculations include MFS revenues starting from Q1 2017

Bangladesh index page (in USD millions, unless stated otherwise, unaudited) MOBILE 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 FY15 FY16 FY17 FY18 Total operating revenue 147 151 154 153 155 157 157 152 151 148 144 131 129 131 131 130 604 621 574 521 Service revenue 145 149 151 151 153 152 153 147 147 144 140 127 125 125 127 127 596 606 557 504 EBITDA 60 63 69 51 70 69 73 55 69 61 56 47 47 45 47 45 242 267 233 183 EBITDA margin (%) 40.6% 41.9% 44.7% 33.2% 45.3% 43.7% 46.7% 36.4% 45.9% 41.1% 38.6% 36.1% 36.1% 34.4% 35.9% 34.3% 40.1% 43.1% 40.6% 35.2% Capital expenditures (CAPEX) 12 32 49 42 17 33 22 65 10 18 28 46 385 21 9 8 134 137 101 423 CAPEX excluding licenses 12 32 49 42 17 33 22 65 10 18 28 46 55 21 9 8 134 137 101 93 Data Revenue 8.6 9.3 11.5 12.2 13.6 14.9 16.6 17.5 19.2 19.0 20.5 19.2 19.8 21.0 22.2 23.6 42 63 78 87 Customers (mln) 31.8 32.0 32.3 32.3 31.6 31.1 29.0 30.4 30.5 30.7 31.4 31.3 32.2 32.0 32.3 32.3 32.3 30.4 31.3 32.3 ARPU (USD) 1.5 1.5 1.6 1.5 1.6 1.6 1.7 1.6 1.6 1.6 1.5 1.3 1.3 1.3 1.3 1.3 n.a. n.a. n.a. n.a. MOU (min) * 295.2 300.5 308.7 305.2 311.4 315.7 321.9 321.7 305.4 285.4 280.1 274.3 271.6 270.0 254.7 231.7 n.a. n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 4.5% 5.7% 5.7% 6.4% 4.5% 4.7% 13.9% 4.6% 5.5% 5.4% 5.9% 6.9% 6.0% 6.7% 5.9% 7.5% n.a. n.a. n.a. n.a. MBOU 66 60 104 134 157 167 254 391 304 364 523 580 600 684 734 1,024 n.a. n.a. n.a. n.a. (in BDT billions, unless stated otherwise, unaudited) MOBILE 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 FY15 FY16 FY17 FY18 Total operating revenue 11.4 11.8 11.9 12.0 12.2 12.3 12.3 12.0 12.0 12.0 11.7 10.8 10.7 10.9 11.0 11.0 47.1 48.7 46 44 Service revenue 11.3 11.6 11.8 11.8 12.0 11.9 12.0 11.6 11.7 11.6 11.3 10.4 10.4 10.5 10.7 10.7 46.4 47.5 45 42 EBITDA 4.6 4.9 5.3 4.0 5.5 5.4 5.7 4.4 5.5 4.9 4.5 3.9 3.9 3.8 4.0 3.8 18.9 21.0 19 15 EBITDA margin (%) 40.6% 41.9% 44.7% 33.1% 45.3% 43.7% 46.7% 36.4% 46.0% 41.1% 38.6% 36.1% 36.1% 34.4% 35.9% 34.3% 40.1% 43.1% 40.5% 35.2% Capital expenditures (CAPEX) 0.9 2.5 3.8 3.3 1.3 2.6 1.7 5.1 0.8 1.4 2.3 3.7 32.1 1.7 0.8 0.7 10.5 10.7 8 35 CAPEX excluding licenses 0.9 2.5 3.8 3.3 1.3 2.6 1.7 5.1 0.8 1.4 2.3 3.7 4.6 1.7 0.8 0.7 10.5 10.7 8 8 Data Revenue 0.67 0.7 0.9 1.0 1.1 1.2 1.3 1.4 1.5 1.5 1.7 1.6 1.6 1.8 1.9 2.0 3.3 4.9 6 7 Customers (mln) 31.8 32.0 32.3 32.3 31.6 31.1 29.0 30.4 30.5 30.7 31.4 31.3 32.2 32.0 32.3 32.3 32.3 30.4 31.3 32.3 ARPU (BDT) 119 120 121 121 125 126 133 130 128 127 121 111 109 109 110 110 n.a. n.a. n.a. n.a. MOU (min) * 295 300 309 305 311 316 322 322 305 285 280 274 272 270 255 232 n.a. n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 4.5% 5.7% 5.7% 6.4% 4.5% 4.7% 13.9% 4.6% 5.5% 5.4% 5.9% 6.9% 6.0% 6.7% 5.9% 7.5% n.a. n.a. n.a. n.a. MBOU 66 60 104 134 157 167 254 391 304 364 523 580 600 684 734 1,024 n.a. n.a. n.a. n.a. * Starting from 1Q15 MOU is reported (not MOU billed) due to alingment with the Group policies.

Ukraine index page (in USD millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 FY15 FY16 FY17 FY18 Total operating revenue 151 154 166 152 135 146 155 150 143 153 167 159 156 173 180 179 622 586 622 688 EBITDA 63 70 84 75 71 80 86 69 77 87 91 92 89 95 104 100 292 306 347 387 EBITDA margin (%) 41.3% 45.6% 51.0% 49.2% 52.5% 55.0% 55.4% 46.3% 53.6% 56.8% 54.4% 58.0% 56.7% 55.1% 57.5% 55.8% 47.0% 52.3% 55.7% 56.3% Capital expenditures (CAPEX) 45 178 38 38 10 30 34 33 29 38 27 20 91 120 28 35 298 106 114 275 CAPEX excluding licenses 32 54 36 38 9 29 33 32 27 27 25 20 26 35 27 27 160 104 98 115 MOBILE 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 FY15 FY16 FY17 FY18 Total operating revenue 140 143 155 141 125 136 144 139 132 143 156 149 145 161 169 168 578 545 580 644 Service revenue 139 142 154 140 125 135 144 139 132 142 155 148 145 160 168 167 576 542 577 641 Data Revenue 14.0 14.0 19.0 19.7 19.3 21.5 25.9 28.2 31.2 35.3 43.4 44.6 49.2 60.1 74.7 79.3 66 95 154 263 Customers (mln) 26.1 26.1 25.7 25.4 25.3 25.4 26.3 26.1 26.0 26.1 26.4 26.5 26.5 26.5 26.6 26.4 25.4 26.1 26.5 26.4 ARPU (USD) 1.8 1.8 1.9 1.8 1.6 1.7 1.8 1.7 1.7 1.8 1.9 1.8 1.8 2.0 2.1 2.1 n.a. n.a. n.a. n.a. MOU (min) 536 530 537 562 572 559 544 565 574 573 570 589 586 580 565 584 n.a. n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 5.4% 5.0% 6.6% 6.4% 5.0% 4.5% 2.6% 6.2% 5.3% 4.4% 4.4% 5.0% 4.8% 4.8% 5.2% 5.6% n.a. n.a. n.a. n.a. FIXED-LINE 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 FY15 FY16 FY17 FY18 Total operating revenue 11 11 11 11 10 10 10 10 11 10 11 11 11 11 11 11 45 41 43 44 Service revenue 11 11 11 11 10 10 10 10 11 10 11 11 11 11 11 11 45 41 43 44 Broadband revenue 6 6 6 6 6 6 6 6 6 6 6 6 7 7 7 7 24 24 26 27 Broadband customers (mln) 0.8 0.8 0.8 0.8 0.8 0.8 0.8 0.8 0.8 0.8 0.8 0.8 0.8 0.9 0.9 0.9 0.8 0.8 0.8 0.9 Broadband ARPU (USD) 2.3 2.5 2.5 2.5 2.3 2.5 2.5 2.5 2.6 2.6 2.7 2.6 2.6 2.8 2.6 2.5 n.a. n.a n.a n.a (in UAH millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 FY15 FY16 FY17 FY18 Total operating revenue 3,092 3,315 3,595 3,472 3,468 3,689 3,922 3,881 3,871 4,058 4,316 4,297 4,263 4,521 4,925 5,009 13,475 14,960 16,542 18,719 EBITDA 1,278 1,512 1,835 1,706 1,822 2,027 2,170 1,793 2,073 2,305 2,349 2,494 2,412 2,490 2,833 2,793 6,332 7,811 9,221 10,529 EBITDA margin (%) 41.3% 45.6% 51.0% 49.1% 52.5% 54.9% 55.3% 46.2% 53.6% 56.8% 54.4% 58.0% 56.6% 55.1% 57.5% 55.8% 47.0% 52.2% 55.7% 56.2% Capital expenditures (CAPEX) 1,033 3,999 833 875 264 745 868 847 782 1,009 697 535 2,416 3,152 772 982 6,740 2,723 3,023 7,322 CAPEX excluding licenses 742 1,176 778 869 249 727 860 836 737 705 643 534 687 927 737 749 3,566 2,672 2,618 3,100 MOBILE 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 FY15 FY16 FY17 FY18 Total operating revenue 2,859 3,077 3,357 3,215 3,209 3,427 3,661 3,611 3,576 3,781 4,042 4,012 3,968 4,224 4,624 4,698 12,508 13,908 15,411 17,513 Service revenue 2,851 3,069 3,348 3,206 3,199 3,399 3,652 3,601 3,560 3,768 4,024 3,986 3,949 4,200 4,602 4,671 12,475 13,851 15,338 17,421 Data Revenue 281.4 303.7 408.2 449 496 544 659 731 845 933 1,123.1 1,201.7 1,340.9 1,574.1 2,044.8 2,217.1 1,442 2,429 4,103 7,177 Customers (mln)* 26.1 26.1 25.7 25.4 25.3 25.4 26.3 26.1 26.0 26.1 26.4 26.5 26.5 26.5 26.6 26.4 25.4 26.1 26.5 26.4 ARPU (UAH) 36.0 38.7 42.2 40.7 41.6 43.8 46.2 45.2 44.9 47.5 50.0 49.3 48.7 52.1 57.2 58.2 n.a. n.a. n.a. n.a. MOU (min) 536 530 537 562 572 559 544 565 574 573 570 589 586 580 565 584 n.a. n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 5.4% 5.0% 6.6% 6.4% 5.0% 4.5% 2.6% 6.2% 5.3% 4.4% 4.4% 5.0% 4.8% 4.8% 5.2% 5.6% n.a. n.a. n.a. n.a. FIXED-LINE 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 FY15 FY16 FY17 FY18 Total operating revenue 233 238 238 257 259 262 261 270 295 277 275 285 295 297 302 311 967 1,052 1,132 1,206 Service revenue 233 238 238 257 259 262 261 270 295 277 275 285 295 297 302 311 967 1,052 1,132 1,206 Broadband revenue 117 132 132 143 148 150.7 150.0 156 170 169 167 170 181 185 186 190 524 604 678 741 Broadband customers (mln) 0.8 0.8 0.8 0.8 0.8 0.81 0.80 0.8 0.8 0.8 0.80 0.86 0.84 0.86 0.88 0.91 0.8 0.8 0.8 0.9 Broadband ARPU (UAH) 48 53 54 59 61 61.9 62.18 64 69 70 69.2 68.3 71.0 72.6 71.1 70.5 n.a. n.a n.a n.a *ARPU calculations include MFS revenues starting from Q1 2017

Uzbekistan index page (in USD millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 FY15 FY16 FY17 FY18 Total operating revenue 167 175 186 183 165 164 169 165 153 152 130 78 76 79 83 77 711 663 513 315 EBITDA 105 113 99 121 100 94 96 105 79 83 67 33 34 35 37 31 437 395 261 136 EBITDA margin (%) 62.7% 64.3% 53.2% 66.0% 60.8% 57.1% 57.1% 63.3% 51.5% 54.2% 51.2% 42.5% 44.8% 43.6% 44.7% 40.0% 61.5% 59.6% 50.9% 43.3% Capital expenditures (CAPEX) 0 1 34 20 30 16 38 91 22 16 10 15 9 16 9 5 54 174 63 39 CAPEX excluding licenses 0 1 34 20 30 16 38 91 22 16 10 15 9 16 9 5 54 174 63 39 MOBILE 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 FY15 FY16 FY17 FY18 Total operating revenue 166 174 184 182 164 163 168 164 152 151 129 77 75 79 82 76 706 659 510 313 Service revenue 165 174 183 182 164 163 168 164 152 151 129 77 75 79 82 76 704 659 509 312 Data Revenue 34.3 33.8 34.2 33.6 36.4 37.3 38.3 40.2 40.0 36.9 31.0 20.1 22.8 26.7 28.7 29.8 136 152 127.9 108.1 Customers (mln) 10.4 10.3 10.2 9.9 9.5 9.3 9.6 9.5 9.5 9.6 9.5 9.7 9.6 9.3 9.1 9.1 9.9 9.5 9.7 9.1 ARPU (USD) 5.2 5.6 6.0 6.0 5.6 5.7 5.9 5.7 5.3 5.3 4.5 2.7 2.6 2.7 3.0 2.8 n.a. n.a. n.a. n.a. MOU (min) 498 553 550 501 482 535 580 568 545 578 581 574 546 568 596 608 n.a. n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 12% 11% 12% 12% 12% 12% 10% 12% 12% 13% 15% 14% 14% 16% 16% 15% n.a. n.a. n.a. n.a. FIXED-LINE 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 FY15 FY16 FY17 FY18 Total operating revenue 1.4 1.4 1.3 1.3 1.2 1.1 1.1 1.0 1.0 1.0 0.8 0.5 0.5 0.6 0.6 0.5 5.4 4.5 3.3 2.2 Service revenue 1.4 1.3 1.3 1.2 1.2 1.1 1.1 1.0 1.0 1.0 0.8 0.5 0.5 0.6 0.6 0.5 5.3 4.5 3.3 2.2 (in UZS billions, unless stated otherwise, unaudited) CONSOLIDATED 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 FY15 FY16 FY17 FY18 Total operating revenue 409 442 480 497 469 479 502 518 513 576 625 628 617 635 651 635 1,829 1,967 2,342 2,538 EBITDA 257 284 255 328 285 273 287 328 265 313 316 267 276 277 291 254 1,124 1,173 1,160 1,098 EBITDA margin (%) 62.7% 64.3% 53.1% 65.9% 60.8% 57.1% 57.1% 63.5% 51.6% 54.3% 50.6% 42.5% 44.8% 43.5% 44.7% 40.0% 61.5% 59.6% 49.5% 43.3% Capital expenditures (CAPEX) 0 3 87 53 85 47 112 289 75 60 50 120 75 132 71 38 143 533 304 315 CAPEX excluding licenses 0 3 87 53 85 47 112 289 75 60 50 120 75 132 71 38 143 533 304 315 MOBILE 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 FY15 FY16 FY17 FY18 Total operating revenue 406 439 476 494 465 475 499 514 510 572 621 624 612 630 646 631 1,815 1,954 2,327 2,520 Service revenue 405 439 475 493 465 475 499 514 510 572 620 621 612 629 645 630 1,811 1,953 2,323 2,517 Data Revenue 84.1 85.3 88.5 91.0 103.4 108.7 114.0 126.1 134.2 139.4 149.4 162.1 186.3 213.5 225.4 246.5 349 452 585 872 Customers (mln) 10.4 10.3 10.2 9.9 9.5 9.3 9.6 9.5 9.5 9.6 9.5 9.7 9.6 9.3 9.1 9.1 9.9 9.5 9.7 9.1 ARPU (UZS) 12,819 14,092 15,393 16,237 15,877 16,720 17,527 17,925 17,767 19,847 21,484 21,672 21,152 22,018 23,257 22,917 n.a. n.a. n.a. n.a. MOU (min) 498 553 550 501 482 535 580 568 545 578 581 574 546 568 596 608 n.a. n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 12% 11% 12% 12% 12% 12% 10% 12% 12% 13% 15% 14% 14% 16% 16% 15% n.a. n.a. n.a. n.a. FIXED-LINE 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 FY15 FY16 FY17 FY18 Total operating revenue 3.5 3.5 3.4 3.4 3.5 3.3 3.3 3.2 3.4 3.7 3.9 4.0 4.3 5.1 4.4 3.9 13.8 13.3 15.1 17.6 Service revenue 3.4 3.4 3.4 3.4 3.5 3.3 3.3 3.2 3.4 3.7 3.9 4.0 4.2 5.0 4.3 3.8 13.4 13.2 15.0 17.4